ALSTON & BIRD

90 Park Avenue
New York, NY 10016
212-210-9400 | Fax: 212-210-9444

Blake Estes   Direct Dial: 212-210-9415   Email: blake.estes@alston.com

August 4, 2023

VIA EDGAR

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: BIP Evergreen Venture Fund; File No. 000-56550

Dear Ms. Dubey:

This letter sets forth the response of our client, BIP Evergreen Venture Fund (the "Company"), to the comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC"), dated July 13, 2023 (the "Comment Letter"), pertaining to the Company's Form 10-12G, filed on June 20, 2023 (the "Form 10").

The Company's responses to the Staff's comments contained in the Comment Letter are set out herein in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

Explanatory Note

1.   Comment: The name of the registrant is BIP Evergreen Venture Fund. To avoid any confusion with unregistered venture capital funds, please revise the name of the Company to replace "Fund" with "BDC" so that the name of the registrant is "BIP Evergreen Venture BDC".

Response: The Company respectfully declines to make this requested change. The Company respectfully submits that the use of the word "Fund" in the name of registered fund's is commonplace and not generally perceived to cause confusion with unregistered funds employing similar strategies. Notable examples of this common registered fund naming convention include Fidelity Private Credit Central Fund LLC, First Eagle Private Credit Fund, Stepstone Private Credit Fund LLC, Investcorp US Institutional Private Credit Fund, and Blackstone Secured Lending Fund. Moreover, the Company believes that inclusion of the words "Venture Fund" in its name are important to distinguish it from the majority of other business development companies, which mostly employ middle market lending strategies. The Company's venture capital strategy is unique in the business development company market and the Company believes that its name is important to convey to potential investors how the Company is distinguished from other business development companies.

2.   Comment: The first paragraph of this section states that the Company is filing this registration statement on Form 10 "for the possible future quotation or listing of its securities on a national securities

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

exchange or other public trading market." Elsewhere in the registration statement, including in the second bolded bullet below, disclosure states that the Company does not intend to list its common shares on an exchange. Please reconcile the disclosure.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure to remove the reference to a possible future quotation or listing of the Company's securities on a national securities exchange or other public trading market.

3.   Comment: Please prominently disclose that the Company does not invest in venture capital funds.

> **Response:** In response to the Staff's comment, the Company undertakes to include a prominent disclosure stating that it does not invest in venture capital funds as part of its principal investment strategy. The Company notes that it may make such investments in the future as an investment that does not constitute an "eligible portfolio company" under the Investment Company Act of 1940, as amended (the "Investment Company Act").

4.   Comment: Please add the following risks (in bold) to the list of bulleted risks.

- The Company intends to invest primarily in privately held companies for which little public information exists and which are more vulnerable to economic downturns and substantial variations in operating results.
- The privately held companies in which the Company invests are difficult to value and will generally be illiquid.
- The Company intends to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the Company's activities, including restrictions on leverage and on the nature of its business.

> **Response:** In response to the Staff's comment, the Company undertakes to include the requested disclosure.

Summary of Risk Factors

5.   Comment: Please present the summary of risk factors in bulleted or numbered form. See Item 105(b) of Regulation S-K.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure to present the summary of risk factors in bulleted form.

6.   Comment: The second risk factor references, among other things, healthcare IT, fintech, enterprise SaaS and frontier technology. Please briefly describe what each of these sectors is.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure to include brief descriptions of each sector referenced in such risk factor.

7.   Comment: The fourth risk factor references the "historical results achieved by the Investment Adviser or its affiliates" and "returns achieved by them in prior periods". Please revise this disclosure to clarify that the Company has no historical results or returns achieved in prior periods.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure to clarify that the Company has no operating history and that there can be no assurance that the results achieved by the past investments of the Company's investment adviser (the "Investment Adviser") will be achieved by the Company.

Item 1. Business

8. **Comment:** This section devotes six sentences to describe the Company's investment strategy (i.e., the third and fourth paragraphs under "The Company") and approximately 10 pages to describe the Company's beliefs about the economy (page 6) and the Investment Adviser's business (pages 7 – 16). Please revise this entire section to describe the business of the registrant (i.e., what the Company will principally invest in) instead of the Company's beliefs and the business of the Investment Adviser. See Item 101 of Regulation S-K. To the extent any of the disclosure about the Investment Adviser is retained, please revise it to remove undefined terms (e.g., Financial Science, Modeling Techniques, Economic Theory on page 8; Go-to-Market Models on page 11; Cash Runaway and Monthly Cash Burn Rate on page 14) and jargon (e.g., clear, repeatable motions on page 11; acquisition optionality on page 12; minimum viable product on page 13; post-money enterprise value on page 13; risk-reward dynamics and optionality on page 13; visibility to near-term revenue momentum on page 14), which are used throughout the section and make much of the disclosure impossible to understand.

> **Response:** In response to the Staff's comment, the Company undertakes to revise this section to expand the disclosures relating to the Company's investment strategy and significantly abridge the descriptions of the Investment Adviser's business.

Item 1. Business – The Company

9. **Comment:** The first sentence of this section states that the Company is non-diversified. Please disclose the implications of being non-diversified.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure to include the implications of being non-diversified under the Investment Company Act.

10. **Comment:** The first sentence of this section states that the Company will elect to be treated as a business development company. Please disclose when this election will be made.

> **Response:** In response to the Staff's comment, the Company undertakes to include disclosure stating that the Company will make such election upon the expiration of the initial escrow period for the Company's offering and immediately prior to the commencement of the Company's operations.

11. **Comment:** The first sentence of the third paragraph of this section identifies the Company's "primary investment objectives". Please split the first sentence into two sentences, as the second part of the sentence ("by investing in a portfolio consisting of common and preferred equity investments in target U.S.-based portfolio companies") discloses a strategy, not an objective. Please also (i) disclose what "target" means and (ii) disclose the Company's market capitalization policy with respect to its equity investments and add any corresponding risks of such policy in the Risk Factors section (e.g., small capitalization risk).

> **Response:** In response to the Staff's comment, the Company undertakes to revise the first sentence of the third paragraph of this section accordingly. The Company also undertakes to remove

the reference to "target," as the immediately following paragraphs describe the types of portfolio companies that the Company's investment strategy is focused on.

The Company does not use specific market capitalization parameters for its portfolio company investments and, as such, does not have a market capitalization policy to disclose. However, the Company undertakes to include a risk factor relating to investments in small- and medium-sized companies.

12.   Comment: The second sentence of the fourth paragraph of this section describes the core focus of the Company as including the technology sector. Please disclose with greater specificity the type(s) of technology business(es) that are part of the Company's core focus (e.g., information technology, biotechnology).

> **Response:**   In response to the Staff's comment, the Company undertakes to replace the reference to "healthcare, media, and technology" with additional disclosure describing each industry sector in which the Company intends to invest.

13.   Comment: The fourth paragraph of this section references the terms "recurring revenue models" and "found and/or angel funding". Please disclose what each of these terms means.

> **Response:**   In response to the Staff's comment, the Company undertakes to include additional descriptions of such terms.

14.   Comment: If accurate, please revise the last sentence of the fourth paragraph of this section to insert "operating within the healthcare, media or technology sectors with" before "recurring revenue models".

> **Response:**   The Company respectfully submits that this revision is no longer applicable due to the revisions undertaken by the Company in response to Comment 12.

15.   Comment: In the fifth paragraph of this section (and on page 17 under "The Private Offering"), please disclose that shares will only be offered to accredited investors.

> **Response:**   In response to the Staff's comment, the Company undertakes to include disclosure stating that the shares will only be offered to accredited investors.

16.   Comment: The last sentence of the sixth paragraph of this section identifies non-U.S. companies, other registered investment companies and CLOs as investments in which a BDC could invest up to 30% of its assets. If the Company will invest in such investments as part of its principal strategies, please state that and describe each of these types of investments and disclose any corresponding risks in the Risk Factors section.

> **Response:**   In response to the Staff's comment, the Company undertakes to include disclosure stating that its investments that do not constitute "eligible portfolio companies" under the Investment Company Act, such as investments in non-U.S. companies, other registered investment companies and CLOs, are not a part of the Company's principal investment strategy.

<u>Item 1. Business – The Investment Adviser</u>

17.   Comment: The first sentence of this section identifies BIP Capital, LLC as the Company's investment adviser. The second sentence states that BIP Capital, LLC operates its venture capital business as BIP Ventures. Please delete the reference to BIP Ventures as BIP Capital, LLC's disclosure on its Form ADV does not identify "BIP Ventures" as another business name under which BIP Capital, LLC operates.

> **Response:**   The Company respectfully notes that the Investment Adviser has amended its Form ADV as of July 21, 2023 to identify "BIP Ventures" as another business name under which BIP Capital, LLC operates.

18.   Comment: This section describes Southeast and Midwestern cities. If investing in the Southeast and Midwest are principal strategies of the Company, please disclose this strategy in the description of the Company's business, and any corresponding risks in the Risk Factors section.

> **Response:**   In response to the Staff's comment, the Company undertakes to include disclosure stating that the geographic location of its portfolio companies is part of its investment strategy, but is not a required criterion.

Item 1. Business – Investment Focus

19.   Comment: On page 14, the first sentence of the second to last paragraph states that there will be a core focus on SaaS companies operating within certain sectors. Please disclose any targeted percentage allocation of the Company's assets to SaaS companies and/or to each identified sector. Also, in the second sentence of this paragraph, please disclose what "second tier innovation cities" are.

> **Response:**   The Company respectfully notes that it does not have targeted allocations for its investments with respect to business type or sector.
>
> In response to the Staff's comment, the Company undertakes to revise the second sentence of the referenced paragraph to remove the reference to "second tier innovation cities" and to clarify that the Company will acquire investments outside of SaaS or recurring revenue models and whose businesses are outside the healthcare, media, and technology sectors, on an opportunistic basis.

20.   Comment: On page 14, the second sentence of the last paragraph refers to "high potential investments". Please clarify what this term means.

> **Response:**   In response to the Staff's comment, the Company undertakes to remove the reference to "high potential investments."

Item 1. Business – Co-Investment Relief

21.   Comment: The first sentence of this section states that the Investment Adviser has applied for an exemptive order from the SEC. Please disclose that there is no assurance that exemptive relief will be granted. Also, in the second sentence, please replace "[p]ursuant to receipt of" with "[i]f the Company receives".

> **Response:**   In response to the Staff's comment, the Company undertakes to include such disclosure.

Item 1. Business – Investment Advisory Agreement

22.   Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

> **Response:**   The Company respectfully declines to make this suggested change. The Company respectfully submits that such a fee table is not part of the requirements for a Registration Statement on Form 10 and is, in fact, not included in most filings of Registration Statements on Form 10. The fee table and related expense example in Item 3.1 of Form N-2 are appropriate for inclusion in prospectuses offering shares of an issuer in a registered offering. The Company believes that the purpose for the disclosure in its Form 10 is distinct from the purposes for disclosure in a prospectus for the offering of shares in a registered offering and, thus, should not need to conform to the prospectus requirements in Item 3.1 of Form N-2.

23.   Comment: Under "Management Fee", please disclose that the percentage amounts are applied to the Company's average net assets, as is disclosed on page 71.

> **Response:**   In response to the Staff's comment, the Company undertakes to revise the disclosure accordingly.

24.   Comment: Under "Incentive Fee", please disclose a graphical representation and example showing calculations of the Incentive Fee.

> **Response:**   The Company respectfully declines to make this requested change. The Company submits that the typical incentive fee calculation methodology for most business development companies is significantly more complex than the calculation methodology for the Company's incentive fee. Whereas, the incentive fee calculation methodology for most business development companies involves net income and capital gains components and hurdle rates with catch-up features, the Company's incentive fee is based on a relatively simple calculation of a percentage of the Company's capital gains on an annual basis. Accordingly, the Company believes that a graphical representation of its incentive fee with example calculations is not necessary to aid a reader's understanding of the calculation methodology for such fee.

25.   Comment: In the fifth paragraph of this section (and on page 17 under "The Private Offering"), please disclose that shares will only be offered to accredited investors.

> **Response:**   In response to the Staff's comment, the Company undertakes to include disclosure stating that its shares will only be offered to accredited investors.

Item 1. Business – The Private Offering

26.   Comment: On page 18, the first through seventh bullet points describe the process to purchase Shares and the price of Shares. The disclosure in the second through seventh bullet points is confusing and sometimes out of order and/or repetitive. Please revise these bullet points to clearly describe the process to purchase Shares and the pricing of Shares.

> **Response:**   In response to the Staff's comment, the Company undertakes to revise the disclosure in this section to clarify the process for purchasing and pricing of the Shares.

27. **Comment:** On page 18, the second to last sentence of the second bullet point states that if a purchase order is received less than seven business days prior to the first day of the last quarter, the purchase order will be executed at the next quarter's closing at the transaction price applicable to that quarter. Please explain to us how executing purchase orders received less than seven days prior to the first day of the last quarter at a net asset value calculated for the next quarter's closing is consistent with Section 23(b), as applicable by Section 63, of the Investment Company Act of 1940 ("1940 Act").

> **Response:** The purchase price for the Company's shares at each quarterly closing will be determined by the Company for such closing in a manner consistent with the requirements of Section 23(b), as applicable by Section 63, of the Investment Company Act. In the event that a purchase order (that is otherwise in good order) is received by the Company within the seven-business day period immediately preceding a quarterly closing, the Company will defer execution of such purchase order until the next quarter's closing and any shares issued in connection with such purchase order in the next quarter's closing will be issued at a price per share determined within 48 hours of such next quarter's closing.

28. **Comment:** On page 18, the first sentence of the third bullet point states that "[g]enerally, within 20 business days after the first calendar day of each quarter, the Company will determine its NAV per Share as of the last calendar day of the immediately preceding quarter, which will be the purchase price for Shares purchased as of such effective date." Please delete "[g]enerally, within 20 business days after the first calendar day of each quarter" and revise the remainder of the sentence so that the NAV per Share that is the purchase price for Shares as of the last calendar day of the preceding quarter is calculated within 48 hours of the last calendar day of the preceding quarter. See Section 23(b), as applicable by Section 63, of 1940 Act. Also, the last sentence of the third bullet point refers to "Cut-off Date". Please define this term and disclose with specificity how such date is determined.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure in this section to clarify that the price per share for each quarterly closing will be based on the net asset value for such share determined by the Company within the 48 hours immediately preceding the issuance of such share, in accordance with the requirements of Section 23(b), as applicable by Section 63, of the Investment Company Act. In addition, the Company undertakes to revise the disclosure to define the "Cut-off Date" for each quarterly closing as the date that is seven business days prior to the first day of such quarter.

29. **Comment:** On page 18, the last sentence of the last bullet point states that if a subscription request is not accepted in a current quarter, the purchase order will be automatically rolled into the following quarter's Share issuance process. On page 19, the first sentence of the first full paragraph states that, in certain circumstances, purchase orders will be automatically rolled into the following quarter. Please explain to us how rolling purchase orders into the following quarter is consistent with Section 23(b), as applicable by Section 63, of the 1940 Act.

> **Response:** Purchase orders that are rolled into the following quarter will be issued at a purchase price applicable for that following quarter, which will based on the net asset value per share as determined in accordance with Section 23(b) of the 1940 Act. The Company undertakes to revise the disclosure to clarify this point.

30. **Comment:** On page 18, the third to last sentence and the second to last sentences each refer to "applicable NAV". Please clarify to what "applicable NAV" refers.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure to clarify that the "applicable NAV" is the NAV as of the last day of the immediately preceding quarter.

Item 1. Business – Escrow Period

31. **Comment:** The third sentence of this section contains a parenthetical which states "one year following the effective date of the registration statement of which this Registration Statement is a part)". Please refer to "registration statement" only once in this parenthetical.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure accordingly.

Item 1. Business – Share Repurchase Program

32. **Comment:** On page 19, the fourth sentence of this section states that the repurchase request period will be 15 days after the program has been announced. Please replace 15 days with 20 full business days. See Rule 13e-4(f)(1)(i) under the Exchange Act.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure accordingly.

33. **Comment:** On page 19, the last sentence describes when the Company will distribute cash to pay for tenders of Shares. Please clarify the disclosure regarding the timing of payment. Also, please revise the disclosure to state that the Company will distribute cash no more than 5 business days after expiration of the repurchase offer. Alternatively, please disclose (i) in an appropriate location that the Company will invest substantially all of its assets in direct equity investments in private operating companies and (ii) here that investors will receive their cash proceeds no later than 65 days after the expiration of the applicable tender offer. See Rule 13e-4(f)(5) under the Exchange Act; Exchange Act Release No. 34-43069 (July 24, 2000).

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure accordingly.

34. **Comment:** 34. On page 20, the fourth sentence states that the Company has no obligation to repurchase Shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. Please disclose with specificity to what "restrictions on distributions under federal law or Delaware law" refers.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure to clarify that Delaware law prohibits distributions that would cause a trust to fail to meet statutory tests of solvency.

Item 1. Business – Distribution Channel

35. **Comment:** The last sentence of the first paragraph of this section states that the Company will also offer Shares in a direct-to-consumer manner through the use of a technology platform that will be available on the Investment Adviser's website. Please explain to us how the sale of Shares in a "direct-to-consumer manner" through a platform available on the Internet is consistent with the fact that the Company is making a private offering of its Shares, without registration under the Securities Act of 1933.

>**Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure to clarify that any offering of its Shares, including offerings made directly to potential investors through the use of a technology platform available on the Investment Adviser's website, will be made in reliance upon an exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated thereunder.

Item 1. Business – Qualification of Purchasers

36. Comment: The disclosure states that the Company intends to enter into subscription agreements with investors. Please tell us whether or not the Company has granted, or expects to grant, preferential rights or terms to certain investors that are not available to other investors, pursuant to a side letter or otherwise. If so, please describe to us such rights or terms and the criteria by which such investors were selected. Please also tell us how the granting of such rights or terms impacts the Company and investors who are not granted them. We may have more comments after reviewing your response.

>**Response:** The Company confirms that it has not granted and does not expect to grant preferential rights or terms to certain investors that are not available to other investors, whether pursuant to a side letter or otherwise.

Item 1. Business – Sale of Shares

37. Comment: The last sentence of the first paragraph of this section states that the Company reserves the right in its sole discretion to refuse to sell Shares to any person. Please disclose the reasons why the Company would refuse to sell Shares to persons. If the Company's right to refuse to sell Shares extends to removal of an investor from the Company, disclose how such removal would occur and the price at which such Shares would be purchased from the investor. We may have more comments after reviewing your response.

>**Response:** In response to the Staff's comment, the Company undertakes to include disclosure stating potential reasons for its refusal to sell shares to an investor. Nevertheless, the Company notes that it reserves the right to refuse to accept a subscription for shares for any reason, including for a reason not stated in the Form 10.

Item 1. Business – Regulation

38. Comment: The fourth paragraph of this section states that BDCs are required to meet an asset coverage ratio of 200% or 150% subject to receipt of certain approvals and compliance with certain disclosure requirements. Please disclose whether or not those approvals have been obtained such that the ratio is 150% for the Company.

>**Response:** The Company has not obtained, nor does it intend to obtain, the approvals for the reduced asset coverage requirement. In response to the Staff's comment, the Company undertakes to revise the relevant disclosure throughout the Form 10 to remove references to the 150% asset coverage ratio.

Item 1. Business – Managerial Assistance to Portfolio Companies

39.   Comment: Please change the font of the headings starting with "Temporary Investments" on page 24 through "Reporting Obligations" on page 27 so that they are not italicized, to be consistent with the other headings in "Item 1. Business".

> **Response:**   In response to the Staff's comment, the Company undertakes to revise the disclosure accordingly.

Item 1. Business – Managerial Assistance to Portfolio Companies – *Code of Ethics*

40.   Comment: Please tell us whether the code of ethics will be filed as an exhibit to the registration statement.

> **Response:**   The Company undertakes to file its code of ethics as an exhibit to the Form 10.

Item 1. Business – Managerial Assistance to Portfolio Companies – *Proxy Voting Policy*

41.   Comment: The fourth sentence states that the Investment Adviser's proxy voting policy "attempts to generalize a complex subject". Please clarify what this phrase means.

> **Response:**   In response to the Staff's comment, the Company undertakes to revise the disclosure to clarify that the proxy voting policy provides customized voting guidelines for the Investment Adviser in performing its proxy voting responsibilities.

Item 1. Business – Taxation of U.S. Taxable Shareholders – *Distributions*

42.   Comment: Inasmuch as disclosure under "Explanatory Note" highlights the risk that the Company may make return of capital distributions, please clearly describe return of capital distributions here (using the term "return of capital") and the impact of such distributions on shareholders.

> **Response:**   In response to the Staff's comment, the Company undertakes to include additional disclosure in this section to describe the tax implications on shareholders of a return of capital.

Item 1A. Risk Factors – Risks Relating to the Company's Business and Structure

43.   Comment: Please consider adding a risk factor disclosing the risks of the Company incurring costs to satisfy its reporting obligations under the Exchange Act.

> **Response:**   In response to the Staff's comment, the Company undertakes to include an additional risk factor relating to the costs of the Company being registered under the Securities Exchange Act of 1934, as amended.

Item 1A. Risk Factors – Risks Relating to the Company's Business and Structure – *Incentive Fee Structure Relating to the Investment Adviser*

44.   Comment: The fourth sentence of this risk factor states that this fee structure may give rise to a conflict of interest for the Investment Adviser for the opportunity to earn an incentive fee. Please clarify what this conflict of interest is and why it arises.

> **Response:**   In response to the Staff's comment, the Company undertakes to revise the risk factor to clarify that the incentive fee may create an incentive for the Investment Adviser to pursue

investments that are riskier or more speculative than would be the case in the absence of such incentive fee.

Item 1A. Risk Factors – Risks Relating to the Company's Business and Structure – *Limited Liability and Indemnification of the Investment Adviser*

45.   Comment: Please revise the language in the third and fourth sentences of this risk factor to add "obligations and" before "duties". See Section 17(i) of 1940 Act.

>   **Response:**   In response to the Staff's comment, the Company undertakes to revise the disclosure accordingly.

Item 1A. Risk Factors – Risks Relating to the Company's Business and Structure – *Regulations Governing Operation as a BDC*

46.   Comment: The second to last sentence of the first paragraph of this risk factor states that the Company is able to borrow $2 for investment purposes every $1 of investor equity. Please disclose whether this example in dollars relates to the 200% or 150% limit and also disclose another example in dollars showing how much the Company can borrow under the other percentage limit.

>   **Response:**   As noted in the Company's response to Comment 38, the Company has not obtained, nor does it intend to obtain, the approvals for reduced asset coverage requirement. In response to the Staff's comment, the Company undertakes to revise the disclosure to state that the Company is able to borrow $1 for investment purposes every $1 of investor equity and to remove references to the 150% asset coverage ratio.

Item 1A. Risk Factors – Risks Relating to the Company's Investments

47.   Comment: Four risk factors on page 55 (General Debt Financing Risks, Convertible Debt, Secured Debt Financing, and Bridge Loans) describe risks of investments that are not identified in "Item 1. Business." Please disclose these types of investments in the description of the Company's business. Also, if the Company will invest in contingent convertible securities and/or covenant-lite loans as part of its principal strategies, please identify such securities as part of the Company's principal strategies and disclose the corresponding risks of such securities here.

>   **Response:**   In response to the Staff's comment, the Company undertakes to include additional disclosure in "Item 1. Business" describing its investments in debt (including convertible debt and secured debt) and bridge financing. The Company does not intend to invest in contingent convertible securities and/or covenant-lite loans as part of its principal investment strategy.

48.   Comment: The description of the Company's business in Item 1 states that the Company focuses on investing in common and preferred equity investments, with its core focus on SaaS companies with recurring revenue models operating within the healthcare, media and technology sectors. However, there is no risk factor describing the risks of common or preferred equity or SaaS, healthcare, media or technology sectors. Please add risk factors to disclose all such risks.

>   **Response:**   In response to the Staff's comment, the Company undertakes to include additional risk factors relating to the Company's investments in common or preferred equity and in the SaaS, healthcare, media and technology sectors.

Item 2. Financial Information — Discussion of Management's Expected Operating Plans – *Overview*

49. **Comment:** The third sentence of the last paragraph of this section states that all purchases will be made at a per-share price as determined by the Board or any committee thereof. Please disclose in detail how the Board determines the per-share price at which purchases of Shares are made. We may have more comments after reviewing your response.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the referenced disclosure to clarify that the Investment Adviser, as valuation designee, will determine the per-share purchase price. The Investment Adviser's valuation process is described in detail under "Item 1. Business – Determination of Net Asset Value."

Item 2. Financial Information — Critical Accounting Policies — *Contractual Obligations and Off-Balance Sheet Arrangements*

50. **Comment:** On page 62, the second full paragraph states that the Company's credit facilities may bear interest at floating rates at spreads based on LIBOR. Please confirm that the reference to LIBOR is accurate given the phase-out of LIBOR.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure to replace the reference to LIBOR with the Secured Overnight Financing Rate (SOFR).

Item 4. Security Ownership of Certain Beneficial Owners and Management

51. **Comment:** Please identify the person(s) who currently owns more than 5% of the Company's Shares. See Item 403 of Regulation S-K.

> **Response:** In response to the Staff's comment, the Company undertakes to revise Item 4 to include a table identifying those persons who currently own more than 5% of the Company's Shares.

Item 5. Trustees and Executive Officers

52. **Comment:** On pages 65 – 66, please confirm that the biographies of the independent trustees include disclosure of other directorships held by such trustees. See Item 401(e)(2) of Regulation S-K.

> **Response:** The Company confirms that the biographies of the independent trustees disclose all of the current directorships held by such trustees.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

53. **Comment:** Please describe the Company's dividend reinvestment plan, if any.

> **Response:** The Company confirms that it does not have a dividend reinvestment plan in effect.

Item 11. Description of Registrant's Securities to be Registered

54. **Comment:** If the Company's Declaration of Trust or Bylaws contain provisions that (i) require shareholders to waive jury trials, (ii) restrict shareholders' ability to bring direct or derivative claims, or

(iii) require claims to be brought in an exclusive forum, please disclose such provisions in this section. We may have more comments after reviewing your response.

> **Response:** In response to the Staff's comment, the Company undertakes to revise this section to include summaries of the relevant provisions of the Company's Declaration of Trust and Bylaws relating to derivative actions, exclusive Delaware jurisdiction, and waiver of jury trial.

Item 15. Financial Statements and Exhibits

55. **Comment:** Please revise the references to the contracts identified in Items 10.1 through 10.5 to delete "Form of" and please confirm that the actual agreements, not forms of, will be filed as exhibits to the registration statement.

> **Response:** In response to the Staff's comment, the Company undertakes to revise the disclosure accordingly. The Company confirms that the actual agreements will be filed as exhibits to the Form 10.

General Comments

58. **Comment:** Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief you have submitted that is described on page 16 of the registration statement.

> **Response:** The Company confirms that it has not submitted, and does not expect to submit, any exemptive application or no-action request in connection with the Form 10 other than the application for co-investment relief filed by the Company on June 20, 2023.

If you have any further questions or comments, please do not hesitate to contact me at (212) 210-9415.

> Sincerely,
>
> /s/ Blake Estes
> Blake Estes